

July 19, 2011

Via E-mail
Mr. Doyle L. Arnold
Vice Chairman and Chief Financial Officer
Zions Bancorporation
One South Main, 15th Floor
Salt Lake City, Utah 84133

> **Re: Zions Bancorporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 001-12307**

Dear Mr. Arnold:

We have reviewed your response dated May 27, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Commercial Real Estate Loans, page 65

1.   We note your response to prior comment six in our letter dated April 29, 2011 and that loans extended at the same rate with a strong guarantor to support the loan are not

considered a troubled debt restructuring (TDR). In addition, we note that on an annual basis you will perform evaluations of the financial strength of the guarantor. Please address the following:

- Tell us whether you believe you have granted a concession when you extend a loan at the original contractual rate. In this regard, explain whether you give any consideration to whether the borrower (who is experiencing some level of financial stress) would qualify for these same loan terms if they were to apply for new financing under your current underwriting guidelines; and

- Tell us and revise future filings to disclose whether you obtain and consider updated financial information for the guarantor as part of your determination to extend a loan.

2. We note your response to prior comment six in our letter dated April 29, 2011. Please address the following:

- Revise future filings to segregate the adjustments made to the FDIC indemnification asset in your roll-forward by the following:

    - Changes due to increase in cash flows of FDIC-supported loans;

    - Changes due to decrease in cash flows of FDIC-supported loans;

    - Cash collected from the FDIC; and

    - Accretion of the discount applied to the FDIC indemnification asset for the timing of the cash flows.

- Tell us and revise your future filings to be more specific with respect to how and when adjustments to the indemnification asset are recognized. For example, when cash flow estimates are adjusted upward, explain whether you are accreting those adjustments over the life of the related FDIC-supported loans or taking the charge to reduce the indemnification asset in the period identified.

- Tell us and revise to disclose in future filings when a claim can be submitted to the FDIC, the average amount of time between when the claim is submitted and receipt of cash, and when you remove that amount from the indemnification asset, upon collection of the cash or when the claim is submitted.

- In an effort to present clear and transparent disclosures, consider revising your allowance for credit losses roll-forward to present a separate line item 'provision for loan losses for FDIC-supported loans' and combine the line items 'Change in allowance as a result of FDIC indemnification' and 'Net charge-offs recoverable from FDIC'.

Note 8. Derivative Instruments and Hedging activities, page 123

Total Return Swap, page 126

3.   We note your responses to prior comments 19 – 21 in our letter dated April 29, 2011.
        Please provide us with the following additional information with respect to this
        transaction:

- Please clarify the specific terms of the first interest rate swap and compare them to
  the terms of the total return swap. For example, clarify whether the variable rate paid
  by DB under the total return swap is the same variable rate paid to DB under the first
  interest rate swap and tell us the fixed rate paid by DB under the first interest rate
  swap;

- If the terms of the variable legs of the total return swap and first interest rate swap are
  not the same, please tell us how you factored this into your valuation given that the
  amounts could fluctuate beyond the one-year anniversary date of the contract; and

- Tell us whether you elected to cancel the contract upon the first anniversary date and
  if not, how you are currently valuing the instrument given that a market participant
  could presumably cancel the contract at any time. In other words, clarify whether you
  are still valuing the instrument based on the net cash flows expected to be exchanged
  over a one-year period.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Notes to Consolidated Financial Statements, page 7

Note 5. Loans and Allowance for Credit Losses, page 13

4.   We note your response to prior comment nine in our letter dated April 29, 2011 and that
        you agreed to present comparative disclosures of credit information when available. In
        addition, we note your past due loans, loans by credit quality indicators, and impaired
        loans tabular disclosures beginning on page 18 do not have comparative disclosures even
        though these disclosures were presented in your 2010 Form 10-K beginning on page 117.
        Please consider providing these comparative December 31, 2010 disclosures in your
        future interim filings.

Credit Quality Indicators, page 19

5.   We note that you use performance-based loan grades for loans with commitments less
        than $500,000 and probability-of-default grades for commercial and commercial real
        estate loans with commitments equal to or greater than $500,000 for purposes of
        internally risk grading your loan portfolio. We also note that your internal risk grades are

mapped to the pass, special mention, substandard, doubtful, and loss risk classification categories. Please address the following:

- Revise your disclosure in future filings to more clearly explain how your internal performance-based grades are mapped to the regulatory risk classifications (i.e., pass, special mention, substandard, doubtful, and loss);

- Tell us and revise your future filings to disclose what credit quality indicator(s) you use for commitments equal or greater than $500,000 that are not commercial or commercial real estate loans. If the credit quality indicator(s) for these loans are different from those disclosed in your filings revise your disclosure in future filings accordingly; and

- Tell us and revise future filings to discuss the date or range of dates in which you update credit quality information like your default grades for your loan portfolio. Your response should include your policy on how frequent you update this information from origination of the loan through the current period.

Impaired Loans, page 20

6.   We note your disclosure on page 20 that loans are considered impaired when it is probable that you will be unable to collect all amounts due in accordance with contractual terms of the loan agreement. Please revise future filings to disclose the specific factors you consider in determining that a loan is impaired (ASC 310-10-50-15(e)).

Purchased Loans, page 22

7.   We note your response to prior comment 17 in our letter dated April 29, 2011 and your disclosure on page 23 that another $23.4 million was reclassified from nonaccretable difference to accretable yield during the first quarter of 2011. Please tell us how you determined the acquisition date fair value and the number of loan pools you established for the commercial real estate loans associated with Vineyard Bank acquisition. In addition, tell us the amount of ALLL established for these loan pools as of March 31, 2011 and if the first quarter nonaccretable difference reclassification relates to the Vineyard Bank acquisition as well. Lastly, please revise disclosures in future interim and annual filings to discuss the primary drivers behind such reclassifications from nonaccretable yield during all periods presented.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Credit Risk Management, page 63

8.   We note your disclosure on page 65 that $611 million loans in your loan portfolio are guaranteed by various lending programs sponsored by U.S. government agencies

including the Small Business Administration. Please tell us whether you have experienced any increases in denials of claims from these U.S. government agencies on these types of loans.

Consumer Loans, page 68

9.   We note from your disclosure on page 68 that approximately 45% of your home equity credit line portfolio is secured by first deeds of trusts. In addition, we note that 15% of the outstanding balance of this portfolio was estimated to have loan-to-value ratios above 100%. Please respond to the following:

- Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, tell us the results of that data and consider providing disclosure of this information in future filings.

- Tell us whether the default and delinquency statistics for the home equity loans where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan.

- Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity loan.

- Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide data on when the loans convert to amortizing.

- Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant